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18006436

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Received
MAR 05 2018
WASH, D.C.

SEC FILE NUMBER
8-67369

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Swedbank Securities US, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Penn Plaza, 15th Floor
(No. and Street)

New York	New York	10119
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Matthews (212) 317-3117
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Untracht Early LLC
(Name – *if individual, state last, first, middle name*)

325 Columbia Turnpike, Suite 202	Florham Park	New Jersey	07932
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

OATH OR AFFIRMATION

I, John Matthews, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Swedbank Securities US, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

MIGUEL A. SAMUDIO
NOTARY PUBLIC-STATE OF NEW YORK
No. 01SA6226278
Qualified In Queens County
My Commission Expires August 02, 2018

Notary Public

Signature

CEO/President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Swedbank Securities US, LLC

Report Pursuant to Rule 17a-5

Financial Statement

December 31, 2017

CONTENTS

Untracht Early

Untracht Early LLC
325 Columbia Turnpike, Suite 202
Florham Park, NJ 07932

T 973-408-6700
untracht.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Swedbank Securities US, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Swedbank Securities US, LLC (the "Company") as of December 31, 2017 and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Untracht Early LLC

We have served as Swedbank Securities US, LLC's auditor since 2014.

Florham Park, New Jersey
February 26, 2018

Swedbank Securities US, LLC

Statement of Financial Condition

December 31, 2017

ASSETS	
Cash and cash equivalents	$ 6,490,931
Deposit with clearing organization	50,000
Receivable from affiliates	500
Prepaid expenses	6,798
Security deposit	16,000
Property and equipment, net	39,193
TOTAL ASSETS	**$ 6,603,422**
LIABILITIES AND MEMBER'S CAPITAL	
LIABILITIES	
Accounts payable to clearing broker	$ 3,000
Accrued expenses and other liabilities	18,054
Accrued compensation payable	16,000
Total Liabilities	37,054
MEMBER'S CAPITAL	6,566,368
TOTAL LIABILITIES AND MEMBER'S CAPITAL	**$ 6,603,422**

See accompanying Notes to Financial Statement

Swedbank Securities US, LLC

Notes to Financial Statement
December 31, 2017

Note 1 - Nature of Business

Swedbank Securities US, LLC (the "Company") is a wholly owned subsidiary of Swedbank AB (the "Parent Company"), a company domiciled in Sweden. The Parent Company also has a branch located in New York and Oslo. The Parent Company is the sole member of Swedbank Securities US, LLC. The Company is a registered broker-dealer in the United States of America under the Securities Exchange Act of 1934 (the "Act") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is an introducing broker-dealer. The Company is engaged in investment banking and securities transactions with institutional investors.

The Company, in connection with its activities as an introducing broker-dealer, does not hold funds or securities for customers. Accordingly, as of December 31, 2017, the Company claims an exemption from Rule 15c3-3 of the Act based upon paragraphs (k)(2)(i) and (k)(2)(ii).

The Company solicits and accepts orders from its customers for the purchase and sale of domestic and foreign securities. The most common foreign securities are for stocks that trade in Norway and Sweden. Domestic orders are executed via sponsored access to US exchanges. Norwegian orders are executed by Swedbank Norge, our Norwegian entity. Swedish, Danish and Finnish orders are executed by Swedbank Stockholm, a division of our parent. All other European orders are executed via sponsored access.

The clearance and settlement of the trades occur through a direct transfer of funds and securities between the Company's customers and Parent Company and/or clearing brokers. Typically trades are cleared and settled as follows (some exceptions may apply): International and Commercial Bank of China Financial Services LLC ("ICBC") and Bernard Herold & Co, Inc. ("BH") for US equities, Swedbank Norge for Norwegian equities and Swedbank Stockholm for equities and fixed income securities for the rest of the EU.

During 2017, the Company terminated their fully disclosed clearing agreement with ICBC and subsequently entered into a tri-party fully disclosed clearing agreement with BH and Pershing LLC.

The Parent Company is exempt from registration for foreign broker-dealers transacting foreign securities in the United States with U.S. customers pursuant to Rule 15a-6(a)(3).

Note 2 - Summary of Significant Accounting Policies

The financial statement of the Company has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Codification. The following is a summary of significant accounting policies used in preparing the financial statement:

a. *Cash and Cash Equivalents*

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

In the normal course of business, the Company maintains its cash balances in financial institutions, which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.

b. Deposit with Clearing Organization

Deposit with clearing organization represents cash deposited into a deposit account with BH held at Pershing LLC as security to assure the Company's performance of its obligations under the clearing agreement.

c. Property and Equipment

Property and equipment are stated at cost. Major renewals and betterments are capitalized; expenditures for repairs and maintenance are charged to expense. Depreciation is provided generally on a straight-line basis over the estimated service lives of the respective classes of property. Amortization of leasehold improvements is based on the terms of the respective lease.

d. Income Taxes

No provision for federal, state or local income taxes has been made in the accompanying financial statement since such liabilities, if any, are the responsibility of the Parent Company.

The authoritative guidance issued by the Financial Accounting Standards Board ("FASB") requires management to determine whether it is more likely than not that a tax position will be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce net assets. Tax penalties and interest, if any, would be accrued as incurred. The Parent Company files tax returns as prescribed by the tax laws of the jurisdiction in which it operates. In the normal course of business, the Parent Company is subject to examination by federal, state and local jurisdictions, where applicable. The earliest tax year that is subject to examination under the statute of limitations is 2014 for state and federal jurisdictions. As of December 31, 2017, the Parent Company did not have any unrecognized tax liabilities related to the Company.

e. Commission Income

The Company recognizes commission revenues on a trade date basis as securities transactions occur.

f. Private Placement Income

Placement fees, which are earned from the Parent Company, are recognized when the services are complete, revenues are earned and collection is determined as reasonably assured. Revenue is derived from fees charged for providing investment banking services relating to the debt and equity capital market's activities.

g. Research Services Income

Income is earned upon the distribution of research to others.

h. Service Fee Income

The Company has a Service Level Agreement with the Parent Company regarding profit sharing for solicitation and other services.

i. Use of Estimates

The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

j. New Accounting Pronouncements

In February 2016, FASB issued comprehensive guidance that requires lessees to recognize, on the balance sheet, a right of use asset and a lease liability for the rights and obligations created by operating leases of greater than twelve months. This amendment is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019, however earlier application is permitted. The Company is still assessing the potential impact of this guidance on its financial statement.

In May 2014, FASB issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in GAAP when it becomes effective. In July 2015, FASB approved a one year deferral of this standard, with a revised effective date for fiscal years beginning after December 15, 2017. During 2016, FASB issued a new accounting standard update that was intended to clarify and improve certain topics within this new revenue recognition standard, however these updates did not change the core principal of the guidance or the effective date. The Company has assessed the potential impact of this guidance on its financial statement and determined it will not have a material impact on the amounts reported on its financial statement including the timing in which the Company currently recognizes revenue.

k. Subsequent Events

The Company has evaluated subsequent events through February 26, 2018, the date the financial statement was available to be issued. No material subsequent events were identified that would require recognition or disclosure in the financial statement.

Note 3 - Income Taxes

At December 31, 2017, the Parent Company has net deferred taxes related to the Company as follows:

Deferred tax asset	
NY City net operating loss carryforwards	$ 290,000
Valuation allowance	(290,000)
Total	$ -

Based on the projections of future taxable income over the period in which the deferred tax assets are deductible, management believes it is more likely than not, that the Company will not realize the benefit of these deductible differences reported at December 31, 2017. The effective tax rate was approximately 4% which is also the tax rate that would have been computed using the New York Unincorporated business tax rate.

Deferred tax assets are attributable to tax losses carried forward. The Company has a New York City net operating loss of approximately $7.25 million, which will expire through 2026. Since the Company believes it is more likely than not, that it will not be able to recognize this asset, it has established a full valuation allowance against the items in the current year.

Note 4 - Property and Equipment

Property and equipment as of December 31, 2017 consisted of the following:

Equipment	$	67,412
Leasehold improvements		100,000
Total		167,412
Less accumulated depreciation and amortization		128,219
Net property and equipment	$	39,193

Note 5 - Commitments and Contingencies

During the year, the Company sub-leased office space from the Parent Company's New York branch under a Service Level Agreement.

At December 31, 2017, the future minimum rental commitments under this cancelable lease are as follows:

For the year ending December 31,

2018	$	90,000
2019		90,000
2020		90,000
	$	270,000

In the normal course of business, the Company has been named, from time to time, as a defendant in various legal actions, including arbitrations, class actions, and other litigation, arising in connection with its activities as a broker-dealer. The Company is also involved, from time to time, in other reviews, investigations, and proceedings, both formal and informal, by governmental and self-regulatory agencies regarding its businesses, certain of which may result in judgments, settlements, fines, penalties, or other injunctions.

The Company recognizes a liability for contingency in accrued expenses and other liabilities when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If a reasonable estimate of the probable loss is a range, the Company accrues the most likely amount of such loss, and if such an amount is not determinable, then the Company accrues the minimum in the range as the loss accrual. The determination of the outcome and loss estimates requires significant judgment on the part of management.

In many instances, it is not possible to determine whether any loss is probable or even possible, or to estimate the amount of any loss or the size of any range of loss. The Company believes that, in aggregate, any pending legal actions or regulatory proceedings and any other exams, investigations, or similar reviews both (formal and informal) should not have a material adverse effect on its operations, cash flows, or financial condition. In addition, the Company believes that any amount that could be reasonably estimated of potential loss or range of potential loss in excess of what has been provided in the financial statement is not material and therefore, no liability has been recorded in the statement of financial condition as of December 31, 2017.

In the normal course of business, the Company may enter into contracts that contain various guarantees and indemnities including contracts where it executes, as agent, transactions on behalf of customers through a clearing broker on a fully disclosed basis. If the agency transactions brokered by the Company do not settle because of failure to perform by either counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the underlying security is different from the contract amount of the transaction. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

Although the right of the clearing broker to charge the Company applies to all trades executed through the clearing broker, in general the Company's obligation would arise only if the clearing broker had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting clients of the clearing firm. Any potential contingent liability under these fully disclosed agreements cannot be estimated. The Company has not recorded any contingent liability in the statement of financial condition for this and believes that any potential requirement to make payment under this agreement is remote. The Company has a cash security deposit of $50,000 at December 31, 2017, to mitigate such risk, which is included in deposit with clearing organization on the statement of financial condition.

Note 6 - Related Party Transactions

In the normal course of business, the Company enters into significant transactions with the Parent Company and other affiliate entities and the majority of revenues earned by the Company are a result of transactions entered into with the Parent Company.

The Company also has a Service Level Agreement with the Parent Company's New York branch for sharing administrative expenses. The Company also subleases office space from the Parent Company's New York brahch under as separate Service Level Agreement.

Assets with related parties consisted of the following:

Assets	
Receivable from affiliates	$ 500

Note 7- Employee Compensation Plans

Deferred Compensation Plan

The Company maintains the compensation plan "US Discretionary Cash Only Program" and has complete discretion over the terms of the program. Each year the Company can decide to award discretionary variable compensation to selected employees. The compensation is awarded in the form of a cash payment, paid in April of the following year and unvested deferred cash amount which is not earned until paid. The unvested deferred cash amount is deferred for the following three years and is subject to forfeiture based on the Company's discretion.

The unvested deferred amounts due to employees as of December 31, 2017 vest as follows:
2016 award year $16,000, February 2020. The estimated amounts owed under the terms of the compensation plan as of December 31, 2017 are included in accrued compensation payable on the statement of financial condition.

Retirement Plan

The Company adopted a 401K plan effective January 1, 2016. Under the plan, eligible employees may elect to defer a portion of their annual compensation subject to certain statutory limitations. The plan provides for discretionary employer contributions.

Note 8- Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires maintenance of minimum net capital and a ratio of aggregate indebtedness to net capital that shall not exceed 15 to 1. Under the Rule, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined. As of December 31, 2017, the Company had net capital of $6,503,886, which exceeded the minimum regulatory net capital requirement by $6,253,886. The Company's aggregate indebtedness to net capital ratio was .0057 to 1.

Swedbank Securities US, LLC

Exemption Report
SEA Rule 17a-5(d)(4)

Swedbank Securities US, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Pursuant to paragraph (k)(2)(i) and (k) (2)(ii) of SEA Rule 15c3-3, the Company is claiming an exemption from SEA Rule 15c3-3 for the fiscal year ended December 31, 2017.

The Company has met the identified exemption provisions throughout the most recent fiscal year with the exception that the Company did not maintain a Special Account for the exclusive benefit of customers for the fiscal year ended December 31, 2017, as promulgated by k(2)(i).

I, John Matthews, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Title: CEO/President

Date: 02/26/2018

Untracht Early

Untracht Early LLC
325 Columbia Turnpike Suite 202
Florham Park, NJ 07932

T 973-408-6700
untracht.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Swedbank Securities US, LLC

We have reviewed management's statements, included in the accompanying Exemption Report SEA Rule 17a-5(d)(4), in which (1) Swedbank Securities US, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Swedbank Securities US, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) and (k)(2)(ii) (the "exemption provisions") and (2) Swedbank Securities US, LLC stated that Swedbank Securities US, LLC met the identified exemption provisions throughout the most recent fiscal year except as described in its exemption report. Swedbank Securities US, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Swedbank Securities US, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Untracht Early LLC

Florham Park, New Jersey
February 26, 2018

Swedbank Securities US, LLC

Report on Audit of Financial Statement and Supplementary Information

December 31, 2017

Statement of Financial Condition Only

Filed pursuant to Rule 17a-5(e)(3) under Securities Exchange Act of 1934 as a Public Document